Exhibit 16.1

September 24, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Gabriel Technologies Corporation, formerly known as Princeton Video Image, Inc., (the “Company”) (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K/A Amendment #2 report dated July 26, 2004.  We agree with the statements concerning our Firm in such Form 8-K/A Amendment #2.

On May 29, 2003, the Company had petitioned for bankruptcy protection.  As the Company intended to liquidate (indicated by discussion with management as well as in the Company’s  filings and related press releases), both the Company and PricewaterhouseCoopers LLP (“PwC”) agreed that there would be no further need for PwC’s services and there was therefore no formal resignation or termination. PwC has performed no services for the Company since May 29, 2003.

PwC was unaware, until notified on July 28, that the Company had revised its plan, had not liquidated, and had actually emerged from bankruptcy.  The Company further advised PwC that new auditors had been hired, and that it intended to file a Form 8-K with the SEC.  PwC inadvertently failed to note that in fact an Item 4.01 Form 8-K was filed with the SEC on July 26, 2004, and therefore failed to file a timely response to the Company’s Form 8-K filing and to timely file the client-auditor termination.

PwC was further advised on July 28, 2004 that the Company continued to exist as a "shell" corporation with no operations, and that there was a possibility that an operating private company, in a business completely unrelated to that of Princeton Video, might be "reverse merged" into the public "shell" corporation (we subsequently noted that an 8-K was filed on July 30, 2004 indicating that this transaction had taken place).

We are filing this letter with respect to the Company’s Item 4.01 Form 8-K/A Amendment #2, filed on September 24, 2004.

Very truly yours,

/s/ PricewaterhouseCoopers LLP